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SEC FILE NUMBER
8-70036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/24 (MM/DD/YY) AND ENDING 03/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: San Blas Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3424 Peachtree Rd. NE, Suite 2200
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Padilla	404-334-0341	dp@sanblassecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave, Ste 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Daniel Padilla, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of San Blas Securities, LLC, as of 3/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RENADA SPARKS
MY COMMISSION EXPIRES
NOTARY PUBLIC
MARCH 18, 2027
GWINNETT COUNTY, GEORGIA

Signature: [signature]

Title:
CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SAN BLAS SECURITIES, LLC
Statement of Financial Condition
For the Year Ended
March 31, 2025
With
Report of Independent Registered Public Accounting Firm

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of San Blas Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of San Blas Securities, LLC as of March 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of San Blas Securities, LLC as of March 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of San Blas Securities, LLC's management. Our responsibility is to express an opinion on San Blas Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to San Blas Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as San Blas Securities, LLC's auditor since 2019.

Maitland, Florida

July 29, 2025

SAN BLAS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
March 31, 2025

ASSETS

Cash	$ 454,196
Receivable from clearing organization	394,665
Clearing deposit	920,900
Accounts receivable	172,997
Marketable securities owned at market value	174,558
Prepaid expenses	39,068
Loan receivable	338,694
Due from affiliates	166,222
Property and equipment (net of depreciation of $28,825)	14,460
Total assets	$ 2,675,760

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 416,158
Accrued expenses	173,636
Payroll tax payable	18,509
Total liabilities	608,303
MEMBER'S EQUITY	2,067,457
Total liabilities and member's equity	$ 2,675,760

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: San Blas Securities, Inc. ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FNRA"), and a member of the Securities Investor Protection Corporation ("SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities. The Company was formed in April 2017 and brokerage activity is transacted on a fully disclosed basis through clearing brokers. The Company is engaged in the purchase and sale of securities for retail customers, proprietary trading for its own account and investment banking.

Cash and Cash Equivalents: For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains cash and other deposits with banks and brokers, and at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institution which is insured by the Federal Deposit Insurance Corporation for up to $250,000. At March 31, 2025 the Company had exposure of $204,196 over the insured amount of $250,000.

Securities Owned: Investments in securities owned consist of common stocks. The securities owned are valued at market value. The resulting difference between cost and market (or fair value) is included in income. Proprietary securities transactions are recorded on the trade date, as if they had settled.

Furniture and Office Equipment: Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from two to seven years.

Income Taxes: The Company is a C corporation for tax purposes and is subject to income tax under the appropriate sections of the Internal Revenue Code and various sections of the state income tax statutes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed.

The provision for income taxes is recorded as the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The provision for income taxes consists of the following components:

Current income tax expense	$25,557
Deferred income tax benefits	-
Total provision for income taxes	$25,557

Income tax expense differs from the amount determined by applying the statutory income tax rate to pretax income primarily due to the realization of approximately $205,000 of net operating loss carryforwards.

As of March 31, 2025, the Company has a net operating loss carryforward for federal income tax purposes that may be used to reduce taxable income of future years of approximately $438,000. A deferred tax asset arising from the net operating loss carryforward of approximately $92,000 at March 31, 2025 has been fully reserved as there is less than a 50% probability that it will be realized.

Estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. Accounts receivable at 3/31/2025 in the amount of $172,997 is related to mutual fund and insurance business. The receivable related to investment banking is $0. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is deemed necessary.

Cash Deposits with Clearing Broker: Cash deposits with clearing broker consist of funds on deposit with the Clearing Broker pursuant to the Company's clearing agreement. The agreements require the Company to maintain a minimum clearing deposit of $100,000 based on the Company having only US customers and executing trades through RBC Correspondent Services. As of March 31, 2025, the Company had $920,900 in the clearing and trading deposit accounts. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company will be required to maintain the cash on deposit.

Due from Clearing Broker: Due from clearing broker represents commissions and other monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual results and the Company uses specific write-offs.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were available to be issued. As a result of the evaluation, the Company determined there were no subsequent events occurring that require disclosure or adjustments.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition:
Revenue from contracts with customers includes commission and concession income, investment banking and referral fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions:
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fulfills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Proprietary Trading:
The Company buys and sells securities for its own account. Gains and losses for these transactions are included in net trading gains. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership has been transferred to/from the customer.

Mutual Fund (pooled investment vehicles) and 12b1 fees:
Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

Investment Banking Revenues
The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued):

Investment Banking Revenues (continued)
is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At March 31, 2025, there were no contract liabilities. There was no deferred revenue at March 31, 2025 since there was deferred revenue during the year.

Management Fee Income
The Company provides investment advisory services daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee Arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period.

Underwriting Income
Revenue from underwritings are recognized on the trade date (the date in which Company purchases the securities from the issuer) for the portion the Company is contacted to buy. The Company believes the trade date is the appropriate point in time to recognize revenue as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering.

Order Flow
The Company income is generated from the execution of orders. This revenue stream typically arises for directing trade orders to specific market makers or exchanges. Such payments can be in the form of rebates or fees. The Company believes performance obligations are satisfied when the trade is executed. The order flow was discontinued during the year ending March 31, 2025.

Service Fees
The Company receives service fees for administration of its management fees paid through its clearing firm for San Blas Advisory. The Company believes performance obligations are satisfied monthly which is when service fees are recognized.

Interest Rebate Income
Interest rebate income is interest earned on cash held in customer accounts with the Clearing Firms. The Company recognizes the income monthly which is when the Company believes its performance obligation has been contractually satisfied in all material respects.

NOTE B – LEASES

In February 2016, the FASB issued ASU 2016-02 Leases — (Topic842). ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short-term office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease cost was $86,777 relating to short-term office leases for the year ended March 31, 2025.

NOTE C – RELATED PARTY TRANSACTIONS

San Blas Securities, Inc. is owned by 100% by IFS Group. During the year ended March 31, 2025, the Company paid $138,000 to IFS Group in management fees. Through common ownership and management, the Company is also affiliated with San Blas Advisory, SB Advisory and IFS Securities. During the year ended March 31, 2025, the Company paid $119,476 to SB Advisory in management fees. At March 31, 2025, San Blas Advisory owed the Company $15,581, SB Advisory owed the Company $129,286, IFS Group and IFS Securities owed the Company $14,205, $7,150 respectively, for expenses paid on their behalf by the Company. The company recorded service fees of $472,216 for administration of management fees paid through the clearing firm on behalf of SB Advisory.

NOTE D – NOTES RECEIVABLE

As of March 31, 2025, the Company had notes receivable from eleven registered representatives totaling $338,694. These notes have clauses that may allow them to be forgiven based upon the representative's specific performance of certain actions. Loan forgiveness of $315,740 was recognized during the year ended March 31, 2025.

NOTE E – NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2025, the Company had net capital of $1,448,229, which was $1,348,229 in excess of its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 0.42 to 1.00.

NOTE F – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. March 31, 2025, margin accounts guaranteed by the Company were not material.

NOTE F – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (continued)

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally two business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

NOTE G – RECEIVABLE FROM CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. Amounts receivable from its clearing organization at March 31, 2025 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible at March 31, 2025, and no allowance is required.

NOTE H – CONTINGENCIES

The company does not have any outstanding contingencies or commitments as of March 31, 2024.

NOTE I – CREDIT LOSSES

The company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of March 31, 2024, and 2025 of $70,916 and $172,998 respectively and there are no expected losses.

NOTE J – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE J – FAIR VALUE MEASUREMENT (CONTINUED)

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2025.

	Fair Value Measurements March 31, 2024	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned, common stocks, publicly traded	$ 174,558	$ 174,558	$ -	$ -

There were no transfers between Level 1, 2 and 3 during the year ending March 31, 2025.

NOTE K – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including retail brokerage of securities, retailing mutual funds and insurance on a subscription way basis, investment banking, underwriting, proprietary trading and referring investors to funds. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see note C), which is not a measure of profit and loss, to make operations decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.